UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

Luxfer reports fourth-quarter results
Manchester, England—(March 19, 2018)—Luxfer Group (NYSE:LXFR), issued its fourth quarter financial results for 2017 and simultaneously published the audited financial results, on Form 20-F, for the full year 2017 for the periods ending on December 31, 2017.
Business Highlights

•	Total revenue in Q4 2017 of $116.1M was 21% higher compared to $96.1M in Q4 2016. Adjusted EBITDA in Q4 2017 of $14.6M was 43% higher compared to $10.2M reported in Q4 2016;

•	Elektron Division revenue was up 38% driven by continued strong sales of our defense and disaster-relief products; Q4 2017 adjusted EBITDA more than doubled compared to Q4 2016;

•
Gas Cylinders Division revenue was up 6% as a result of increased sales of aluminum cylinders although adjusted EBITDA was lower due to productivity challenges at Superform, associated with introducing a new alloy for the transportation market. We are deploying additional lean and quality resources to recover productivity;

•
Q4 2017 Basic EPS was a loss of $0.09 compared to a profit of $0.12 in the prior-year period, predominantly as a result of $16.1m in restructuring and other expenses recognized in the quarter related to ongoing business transformation;

•	Q4 2017 adjusted diluted EPS of $0.23 grew 64% compared to $0.14 in the prior-year period, driven by growth and productivity;

•	At the end of 2017, net debt was $7.0M lower at $100.4M compared to $107.4M at the end of 2016 due to strong cash conversion;

•
Full year 2017 revenue of $441.3M was 6% higher compared to $414.8M in 2016. Full year adjusted EBITDA in 2017 of $61.8M was 12% higher compared to $55.3M in 2016. Full year 2017 adjusted diluted EPS was $1.02, an increase on the $0.92 in 2016;

•	Significantly bolstered leadership with the hiring of Heather Harding as CFO and Peter Dyke as CHRO on January 1, 2018;

•	In December 2017, successfully exchanged outstanding ADSs for underlying ordinary shares directly traded on the NYSE.
“2017 was a transformative year for Luxfer during which the company met its commitment of a ten percent increase in adjusted EBITDA. We saw growth and margin expansion in the Elektron Division and we are optimistic about achieving a recovery in our Gas Cylinders Division. In 2018 and beyond, the Luxfer transformation plan, initiated in late 2017, is expected to deliver significant value to our shareholders, customers and employees" said Alok Maskara, the Chief Executive Officer of Luxfer.
Outlook
We believe that the second-half momentum in our results will continue in 2018.

•
In the Gas Cylinders Division, Aluminum and SCBA cylinders finished 2017 with positive momentum that is expected to continue in 2018. In addition, we are enhancing the transformation plan at Superform to recover long-term profitability

•
In the Elektron Division, we expect continued growth from high-performance magnesium and zirconium alloys including our proprietary SoluMag® product. We also expect the transformation plan to deliver additional growth and productivity

Full-year 2018 adjusted earnings per share is expected to increase by 10%-15% from 2017 due to our transformation plan and from the favorable impact of the U.S. Tax Cuts and Jobs Act of 2017. In addition, we expect to improve our historical cash conversion through disciplined capital allocation and better working capital management.
In 2018, as part of the ongoing transformation plan, we intend to convert from foreign private issuer status to domestic issuer status, which will require us to comply with the U.S. SEC domestic reporting regime from January 1, 2019.
Joe Bonn, the non-executive Chairman of Luxfer, has informed the company of his decision not to stand for re-election to the board at the Annual General Meeting in 2019 and to step down as Chairman by early 2019. We thank Joe for his years of service and are looking forward to his continued leadership until a new Chairperson is appointed. We have started the process of recruiting two new board members and appointing a new Chairperson.

Conference Call Details
Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Tuesday, March 20, 2018.
U.S. participants may access the conference call by telephoning 877-341-8545. U.K. participants may call 08000288438. Participants from other countries may call +1-908-982-4601. The participant conference ID code is 7270929.
Please begin the call-in procedure at least 15 minutes before the conference call starts. The call is expected to last about an hour.
Use the following link to access slides related to the conference call:
https://event.webcasts.com/starthere.jsp?ei=1177968&tp_key=ed46cb0768
A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call 800-585-8367 in the U.S., 08009172646 in the U.K. and +1-404-537-3406 in other countries. Enter conference ID code 7270929 when prompted. Slides used in the presentation and a recording of the call will also be available in the investor relations section of the Luxfer website at www.luxfer.com.
About Luxfer Group
Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for transportation, defense and emergency response, healthcare, and general industrial. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.
Luxfer Group is listed on the New York Stock Exchange, and its Ordinary Shares trade under the ticker LXFR.
Contacts
Investor and news agency communications should initially be directed to investor.relations@luxfer.com.

Forward-Looking Statements
This release contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:
(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2017
The annual figures are derived from the audited financial statements included in the 20-F which is being filed with the SEC today and that the Q4 figures are unaudited.

Results are summarized as follows:

($M, except per share data)	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2017	2016	2017	2016
Revenue	$116.1	$96.1	$441.3	$414.8
Trading profit	$8.6	$5.2	$40.5	$35.3
Trading margin	7.4%	5.4%	9.2%	8.5%
Operating (loss) / profit	$(7.5)	$5.3	$19.3	$35.8
Net (loss) / income	$(2.3)	$3.2	$11.5	$21.9
(Loss) / earnings per share – Basic (1)	$(0.09)	$0.12	$0.43	$0.83
Adjusted net income (2)	$6.3	$3.7	$27.6	$24.7
Adjusted earnings per share – Basic	$0.24	$0.14	$1.04	$0.93
Adjusted earnings per share – Diluted	$0.23	$0.14	$1.02	$0.92
Adjusted EBITDA (3)	$14.6	$10.2	$61.8	$55.3
Adjusted EBITDA margin	12.6%	10.6%	14.0%	13.3%
Net cash flows from operating activities	$16.3	$9.4	$45.2	$29.2
Net debt (total debt less cash)	$100.4	$107.4	$100.4	$107.4
Total equity – book value (net assets)	$162.3	$141.9	$162.3	$141.9
£0.50 ordinary shares outstanding	26.5	26.4	26.5	26.4

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)
Adjusted net income is a non-GAAP financial measure and consists of net income for the period adjusted for the post-tax impact of non-trading items, including certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), IAS 19R retirement benefits finance charge, profit on sale of redundant site, changes to defined benefit pension plans, restructuring and other expense and other share based compensation charges. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

(3)
Adjusted EBITDA is defined as net income for the period before income tax expense, finance income (which comprises interest receivable) and finance costs (which comprises interest costs, IAS 19R retirement benefits finance charge, profit on sale of redundant site and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (3) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Retirement benefits
The retirement benefits deficit at the end of Q4 2017 was $55.3M compared to $66.5M at the end of Q4 2016. In 2017, the liability decreased by $11.2M from $66.5M at the end of Q4 2016, mainly due to the decrease in long-term UK inflation expectations, coupled with asset returns being higher than assumed. This is partially offset by decreases in corporate bond yields and a strengthening of the GBP sterling against the U.S. dollar.
Share buy-back program
No shares were purchased in 2017, although there is still $1.6M authorized to be repurchased.

Fourth-quarter results

	2017			2016
$M	Gas Cylinders	Elektron	Group	Gas Cylinders	Elektron	Group
Revenue	54.8	61.3	116.1	51.7	44.4	96.1
Trading profit	0.1	8.5	8.6	2.1	3.1	5.2
Return on Sales % (1)	0.2%	13.9%	7.4%	4.1%	7.0%	5.4%
Adjusted EBITDA (2)	2.6	12.0	14.6	4.4	5.8	10.2
Adjusted EBITDA margin % (3)	4.7%	19.6%	12.6%	8.5%	13.1%	10.6%
(1)       Trading profit / Revenue
(2)       With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.
(3)        Adjusted EBITDA / Revenue
Revenue:

$M	Gas Cylinders	Elektron	Group
Q4 2016 – as reported under IFRS	51.7	44.4	96.1
FX impact	3.5	2.7	6.2
Q4 2016 – adjusted for FX	55.2	47.1	102.3
Trading variances – Q4 2017 v Q4 2016	(0.4)	14.2	13.8
Q4 2017 – as reported under IFRS	54.8	61.3	116.1

Restructuring and Other Expense
We incurred $16.1M of restructuring and other expense in Q4 2017 (Q4 2016: $0.5M) of which costs of $4.0M and $10.3M were incurred within the Gas Cylinders Division and Elektron Division respectively and a further $1.8M in professional fees related to our project to convert our ADR listing to a direct listing of our ordinary shares. $7.9M (Q4 2016: $0.2 million) of the charge relates to rationalization of the business, of which $4.0M and $3.9M were incurred within the Gas Cylinders Division and Elektron Division respectively. Additionally, within the Elektron Division, there was a $3.7M charge in relation to fixed asset impairments and $2.7M (Q4 2016: $0.3M) relating to patent infringement litigation against a competitor.
Acquisitions and Dispositions
There was a $1.3M net credit recognized in acquisitions and dispositions in Q4 2017 in relation to the Elektron Division. During the quarter, the Group acquired the trade and assets of the Specialty Metals business of ESM Group Inc. which resulted in a bargain purchase gain of $1.2M offset by $0.5M of acquisition costs. In addition, an environmental reserve has been established for $0.4M in relation to clean-up of the acquired site. In Q4 2017, a $1.0M credit was recognized in relation to the remeasurement of deferred contingent consideration arising from past acquisitions.
Other Income Statement Items
Gross margin was higher in Q4 2017 compared to Q4 2016 increasing to 23.3% from 19.4%, primarily resulting from the impact of cost-reduction efforts and positive sales mix changes. Gross profit in Q4 2017 was $27.1M compared to $18.6M in Q4 2016, with sales volumes and productivity driving the increase.
Distribution costs at $2.4M were $0.5M higher than those in Q4 2016 and administrative expenses were $4.1M higher than in Q4 2016 at $16.1M. Our share of results of joint ventures and associates was nil in Q4 2017 compared to a profit of $0.5M in Q4 2016.
Group operating loss was $7.5M compared to a profit of $5.3M in Q4 2016 due to a $15.6M increase in restructuring and other expenses coupled with a non-recurring $0.6M credit in 2016 in relation to changes to defined benefit pension plans. These were partially offset by the $3.4M increase in trading profit.
Group adjusted EBITDA (reconciled to net income in Note 4 of this release) for the quarter was $14.6M, $4.4M higher than in Q4 2016 ($10.2M). There was a $6.2M increase to adjusted EBITDA the Elektron Division partially offset by a decrease of $1.8M in the Gas Cylinders Division. The FX impact for the quarter was a positive $2.1M, resulting in an increase of $2.3M in adjusted EBITDA at constant exchange rates.
Operating profit to net income
Net finance costs in Q4 2017 of $2.0M were lower than in Q4 2016 by $0.1M, predominantly due to the decrease in the IAS 19 finance charge.
There was a loss on operations before taxation of $8.2M in Q4 2017 (Q4 2016: profit of $3.4M), with an income tax credit of $5.9M (Q4 2016: expense of $0.2M). This resulted in:

•	Increased statutory effective tax rate of 72.0%, compared with 5.9% in the prior-year period;

•	Underlying effective tax rate on adjusted net income of 25.0%, compared to 11.9% in the prior-year period.
The statutory effective tax rate was affected by the impact of the U.S. tax reform, in particular the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated the re-measurement of the U.S. deferred tax position in the quarter.
The underlying effective tax rate was higher predominantly due to the effect of profit mix with a higher proportion of profits in higher tax jurisdictions, and to some extent because of the impact of deferred tax asset recognition assessments.
Net loss in the period was $2.3M compared to net income of $3.2M in Q4 2016. Adjusted net income in Q4 2017 was $6.3M compared to $3.7M in Q4 2016 (see Note 4 of this release).
Unadjusted basic EPS in Q4 2017 was a loss of $0.09 compared to a profit of $0.12 for Q4 2016 (see Note 5 of this release). Adjusted diluted EPS, which is used to measure underlying performance, was $0.23 compared to $0.14 for Q4 2016.
Cash flow and net debt
There was a net decrease in cash and cash equivalents of $10.2M in Q4 2017 compared to a net decrease in Q4 2016 of $17.2M. Net cash balances at the end of Q4 2017 were $9.1M, compared to $13.6M at the end of Q4 2016. The net debt1 position was lower at $100.4M (see Note 2 of this release) at the end of Q4 2017 compared to $107.4M in Q4 2016. Surplus cash has been used, and may be used in future periods, to repay some banking revolver loans.
Net cash flow from continuing operating activities was an inflow of $16.3M in Q4 2017 compared to an inflow of $9.4M in Q4 2016. Adjusted EBITDA increased by $4.4M quarter-on-quarter whilst increases in working capital2 led to an inflow of $11.8M compared to an inflow of $4.4M in Q4 2016. Income taxes paid increased by $1.5M whilst cash restructuring payments were $3.2M higher compared to Q4 2016.
Net cash flow from investing activities was an outflow of $9.7M in Q4 2017 compared to an outflow of $5.6M in Q4 2016. The movement predominantly relates to the $4.6M outflow for the acquisition of the Specialty Metals business and the $2.8M purchases of property, plant and equipment.
The above trading and investing activities resulted in a net cash inflow before financing of $6.6M in Q4 2017, an improvement over an inflow of $3.8M in Q4 2016.
Cash flows from financing activities in Q4 2017 were a net outflow of $16.8M compared to a net outflow of $21.0M in Q4 2016. During Q4 2017, there was a net repayment on our banking facilities of $12.0M (Q4 2016: repayment of $15.0M); dividends of $3.4M were paid to shareholders (Q4 2016: $3.3M); and $1.5M of interest was paid to debtholders (Q4 2016: $1.6M).

1 Net debt is defined as - bank and other loans, less net cash and cash equivalents, adding back funds held in escrow.
2 Working capital is defined as - current trade and other receivables

Full Year 2017 Financial Results

	2017			2016
$M	Gas Cylinders	Elektron	Group	Gas Cylinders	Elektron	Group
Revenue	220.2	221.1	441.3	225.8	189.0	414.8
Trading profit	8.7	31.8	40.5	11.4	23.9	35.3
Return on Sales % (1)	4.0%	14.4%	9.2%	5.0%	12.6%	8.5%
Adjusted EBITDA (2)	17.3	44.5	61.8	19.7	35.6	55.3
Adjusted EBITDA margin % (3)	7.9%	20.1%	14.0%	8.7%	18.8%	13.3%
(1)       Trading profit / Revenue
(2)       With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.
(3)        Adjusted EBITDA / Revenue
Revenue:

$M	Gas Cylinders	Elektron	Group
Q4 YTD 2016 – as reported under IFRS	225.8	189.0	414.8
FX impact	1.5	4.9	6.4
Q4 YTD 2016 – adjusted for FX	227.3	193.9	421.2
Trading variances – Q4 YTD 2017 v Q4 YTD 2016	(7.1)	27.2	20.1
Q4 YTD 2017 – as reported under IFRS	220.2	221.1	441.3

Revenue for the twelve-month period was $441.3M compared to $414.8M for the same period in 2016. Underlying trading movements increased revenue by $20.1M and favorable FX of $6.4M accounted for the remainder of the increase.
Gross profit for the twelve-month period was $108.6M compared to $93.4M for the same period in 2016. The gross margin increased from 22.5% in 2016 to 24.6% for the same period in 2017 due to a stronger overall sales mix and cost savings.
Operating profit was $19.3M a decline of $16.5M year-on-year primarily a result of the $19.4M increase in restructuring and other expenses, partially offset by the $5.2M increase in trading profit.
Profit on operations before taxation for the twelve-month period was $11.9M compared to $27.9M for the same period in 2016. Tax expense was $0.4M compared to $6.0M for the same period in 2016. This resulted in:

•	A statutory effective tax rate of 3.4%, compared with 21.5% for 2016;

•	An underlying effective tax rate on adjusted net income of 25.8%, compared with 23.1%.
Net income for the twelve-month period was $11.5M compared to $21.9M for the same period in 2016, largely due to the aforementioned one-off items partially offset by the trading upside.
Adjusted net income (as reconciled to net income in Note 4 of this release) in the twelve-month period was $27.6M, up 11.7% on the $24.7M for the same period in 2016. Adjusted diluted EPS for the twelve-month period was therefore $1.02, which is 10.9% ahead of the twelve-month period for the prior year.
Adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the twelve-month period was $61.8M compared to $55.3M for the same period in 2016. There was a favorable FX impact of $4.0M, meaning that, at constant exchange rates, adjusted EBITDA increased by $2.5M. Net cash inflow from operating activities for the twelve-month period was stronger at $45.2M compared to $29.2M for the same period in 2016. The $16.0M increase in operating cash flow was largely due to the $5.6M inflow from improvement in working capital compared to a $7.6M outflow in 2016, combined with a $6.5M improvement in adjusted EBITDA, offset by restructuring cash payments of $7.0M.

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND
TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
CONTINUING OPERATIONS
REVENUE	116.1	96.1	441.3	414.8
Cost of sales	(89.0)	(77.5)	(332.7)	(321.4)
Gross profit	27.1	18.6	108.6	93.4
Distribution costs	(2.4)	(1.9)	(9.3)	(7.8)
Administrative expenses	(16.1)	(12.0)	(58.9)	(50.8)
Share of results of joint ventures and associates	—	0.5	0.1	0.5
TRADING PROFIT	8.6	5.2	40.5	35.3
Profit on sale of redundant site	—	—	0.4	2.1
Changes to defined benefit pension plans	—	0.6	—	0.6
Restructuring and other expense	(16.1)	(0.5)	(21.6)	(2.2)
OPERATING (LOSS) / PROFIT	(7.5)	5.3	19.3	35.8
Other income / (expense):
Acquisitions and disposals	1.3	0.2	1.3	0.2
Finance income:
Interest received	0.2	0.3	0.5	1.2
Finance costs:
Interest costs	(1.7)	(1.6)	(7.2)	(6.8)
IAS 19R retirement benefits finance charge	(0.4)	(0.7)	(1.8)	(2.1)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.1)	(0.2)	(0.4)
(LOSS) / PROFIT ON OPERATIONS BEFORE TAXATION	(8.2)	3.4	11.9	27.9
Income tax credit / (expense)	5.9	(0.2)	(0.4)	(6.0)
NET (LOSS) / INCOME FOR THE PERIOD	(2.3)	3.2	11.5	21.9

Attributable to:
Equity shareholders	(2.3)	3.2	11.5	21.9

NET (LOSS) / INCOME FOR THE PERIOD	(2.3)	3.2	11.5	21.9
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.4
Acquisitions and disposals	(1.3)	(0.2)	(1.3)	(0.2)
Amortization on acquired intangibles	0.3	—	1.2	1.0
IAS 19R retirement benefits finance charge	0.4	0.7	1.8	2.1
Changes to defined benefit pension plans	—	—	(0.4)	(2.1)
Profit on sale of redundant site	—	(0.6)	—	(0.6)
Restructuring and other expense	16.1	0.5	21.6	2.2
Other share-based compensation charges	1.0	0.3	2.2	1.4
Income tax thereon	(2.0)	(0.3)	(3.2)	(1.4)
Impact of U.S. tax reform	(6.0)	—	(6.0)	—
ADJUSTED NET INCOME	6.3	3.7	27.6	24.7

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND
TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
Net income for the period	(2.3)	3.2	11.5	21.9
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	1.2	(4.1)	11.6	(13.1)

Fair value movements in cash flow hedges	(0.3)	2.3	3.1	1.1
Transfers to consolidated income statement on cash flow hedges	0.3	(0.1)	0.6	(0.9)
Deferred income taxes on cash flow hedges	—	(0.4)	(0.6)	—
Hedge accounting income / (expense) adjustments	—	1.8	3.1	0.2

Total hedge accounting and translation of foreign operations movements	1.2	(2.3)	14.7	(12.9)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	(5.8)	16.0	9.5	(21.7)
Deferred income taxes on remeasurement of defined benefit retirement plans	(2.1)	(3.9)	(5.2)	4.3
Retirement benefits changes	(7.9)	12.1	4.3	(17.4)
Total other comprehensive (loss) / income movements for the period	(6.7)	9.8	19.0	(30.3)
Total comprehensive (loss) / income for the period	(9.0)	13.0	30.5	(8.4)

Attributed to:
Equity shareholders	(9.0)	13.0	30.5	(8.4)

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2017 AND
2016 (UNAUDITED)

$M	December 31, 2017	December 31, 2016
ASSETS
Non-current assets
Property, plant and equipment	125.5	127.9
Intangible assets	81.7	80.6
Investments	7.6	10.0
Deferred income tax assets	16.2	16.6
Trade and other receivables	0.3	0.3
	231.3	235.4
Current assets
Current investments	1.6	—
Inventories	82.2	82.5
Trade and other receivables	72.6	57.6
Income tax receivable	1.6	2.4
Cash and cash equivalents	13.3	13.6
	171.3	156.1
TOTAL ASSETS	402.6	391.5

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3
Deferred share capital	150.9	150.9
Share premium account	56.4	56.4
Treasury shares	(5.8)	(7.1)
Retained earnings	311.4	308.1
Own shares held by ESOP	(1.0)	(0.5)
Share-based compensation reserve	5.4	3.8
Hedging reserve	(0.2)	(3.3)
Translation reserve	(46.3)	(57.9)
Merger reserve	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	162.3	141.9
Total equity	162.3	141.9

Non-current liabilities
Bank and other loans	93.8	121.0
Retirement benefits	55.3	66.5
Deferred income tax liabilities	3.6	4.9
Deferred contingent consideration	0.2	1.5
Provisions	1.1	1.1
Trade and other payables	1.9	0.6
	155.9	195.6
Current liabilities
Trade and other payables	61.3	51.1
Current income tax liabilities	0.3	0.1
Bank and other loans	15.0	—
Deferred contingent consideration	0.5	—
Deferred consideration	0.3	1.3
Provisions	2.8	1.5
Overdrafts	4.2	—
	84.4	54.0
Total liabilities	240.3	249.6
TOTAL EQUITY AND LIABILITIES	402.6	391.5

CONSOLIDATED CASHFLOW STATEMENT FOR THE THREE-MONTH AND
TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	(2.3)	3.2	11.5	21.9
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	(5.9)	0.2	0.4	6.0
Depreciation and amortization	4.9	4.5	19.0	18.4
Loss on disposal of property, plant and equipment	0.1	0.1	0.1	0.2
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Share-based compensation charges net of cash settlement	0.9	—	1.7	1.1
Net interest costs	1.5	1.3	6.7	5.6
Non-cash restructuring charges
Property, plant and equipment impairment	5.0	—	5.0	—
Intangibles assets impairment	2.0	—	2.0	—
Investment impairment	—	—	2.2	—
Other non-cash restructuring charges	1.8	—	1.8	—
Curtailment and past service credits on retirement benefits obligations	—	(0.6)	—	(0.6)
IAS 19R retirement benefits finance charge	0.4	0.7	1.8	2.1
Acquisitions and disposals	(1.3)	(0.2)	(1.3)	(0.2)
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.4
Share of results of joint ventures and associates	—	(0.5)	(0.1)	(0.5)
Changes in operating assets and liabilities:
(Increase) / decrease in receivables	6.5	4.1	(9.1)	(1.8)
Decrease / (Increase) in inventories	7.7	6.6	5.0	4.5
Increase / (decrease) in payables	(2.4)	(6.3)	9.7	(10.3)
Movement in retirement benefits obligations	(1.8)	(2.0)	(8.0)	(6.3)
Movement in provisions	0.8	(1.6)	1.1	(2.6)
Acquisition approach costs paid	—	—	—	(1.2)
Income taxes paid	(1.7)	(0.2)	(4.1)	(5.4)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	16.3	9.4	45.2	29.2
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.8)	(4.6)	(9.6)	(16.5)
Purchases of intangible assets	(0.9)	(1.4)	(1.7)	(2.4)
Receipts from sales of property, plant and equipment	—	—	—	3.0
Proceeds from sale of redundant site	—	0.4	0.1	0.4
Cash received as compensation for an insured loss	—	—	—	0.2
Investment in joint ventures and associates	(1.4)	—	(1.0)	0.2
Interest income received from joint ventures and associates	—	—	0.1	0.3
Net cash flows on purchase of businesses	(4.2)	—	(5.6)	(0.3)
Acquisition and disposal costs paid	(0.4)	—	(0.4)	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(9.7)	(5.6)	(18.1)	(15.1)
NET CASH FLOWS BEFORE FINANCING	6.6	3.8	27.1	14.1
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.6)	(1.9)	(1.9)
Interest paid on Loan Notes	(1.2)	(1.0)	(4.3)	(4.5)
Bank interest received	0.1	0.2	0.2	0.2
(Repayment) / Draw down on banking facilities	(12.0)	(15.0)	(13.4)	(8.5)
Extension to long term debt - financing costs	—	—	(1.2)	(0.2)
Dividends paid	(3.4)	(3.3)	(13.3)	(13.3)
ESOP cash movements	—	(0.9)	—	(1.0)
Treasury shares cash movements	—	(0.4)	0.3	(6.3)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(16.8)	(21.0)	(33.6)	(35.5)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(10.2)	(17.2)	(6.5)	(21.4)
Net foreign exchange movements	0.1	(1.5)	2.0	(1.9)
Net cash and cash equivalents at beginning of period	19.2	32.3	13.6	36.9
Net cash and cash equivalents at end of period	9.1	13.6	9.1	13.6

a
1.    Revenue and segmental analysis
For management purposes, the Group is organized into two reporting divisions, Gas Cylinders and Elektron. These divisions are aggregated from the six identified operating segments in the Group; Luxfer Gas Cylinders and Luxfer Superform aggregate to Gas Cylinders; and Luxfer MEL Technologies, Luxfer Magtech, Luxfer Graphic Arts and Luxfer Czech Republic aggregate to Elektron. This rationale is in line with IFRS 8 which allows for aggregation of operating segments on the basis they share similar economic characteristics for the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and the nature of the regulatory environment. The tables below set out information on the results of these two reportable Divisions.
Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments and has been identified as the CEO, based on trading profit or loss (defined as operating profit or loss before changes to defined benefit pension plans, profits on sale of redundant site and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received and foreign exchange gains) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" used to satisfy this requirement in the below analysis.
Unallocated assets and liabilities include those which are held on behalf of the Group and cannot be allocated to a division, such as taxation, investments, cash, retirement benefits obligations, bank and other loans and holding company assets and liabilities.
REPORTING SEGMENTS:

	Three-month periods ended December 31, 2017				Three-month periods ended December 31, 2016
$M	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
Revenue
Segment revenue	54.8	61.5	—	116.3	51.7	44.4	—	96.1
Inter-segment revenue	—	(0.2)	—	(0.2)	—	—	—	—
Revenue to external customers	54.8	61.3	—	116.1	51.7	44.4	—	96.1
Result
Adjusted EBITDA	2.6	12.0	—	14.6	4.4	5.8	—	10.2
Other share-based compensation charges	(0.5)	(0.5)	—	(1.0)	—	(0.3)	—	(0.3)
Loss on disposal of property, plant and equipment	—	(0.1)	—	(0.1)	(0.1)	(0.1)	—	(0.2)
Depreciation and amortization	(2.0)	(2.9)	—	(4.9)	(2.2)	(2.3)	—	(4.5)
Trading profit – segment result	0.1	8.5	—	8.6	2.1	3.1	—	5.2
Changes to defined benefit pension plans	—	—	—	—	—	—	0.6	0.6
Restructuring and other expense	(3.9)	(10.4)	(1.8)	(16.1)	—	(0.5)	—	(0.5)
Operating (loss) / profit	(3.8)	(1.9)	(1.8)	(7.5)	2.1	2.6	0.6	5.3
Acquisitions and disposals	—	1.3	—	1.3	—	0.2	—	0.2
Net interest costs	—	—	(1.5)	(1.5)	—	—	(1.3)	(1.3)
IAS 19R retirement benefits finance charge	—	—	(0.4)	(0.4)	—	—	(0.7)	(0.7)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.1)	—	(0.1)	—	(0.1)	—	(0.1)
(Loss) / profit on operations before tax	(3.8)	(0.7)	(3.7)	(8.2)	2.1	2.7	(1.4)	3.4
Income tax expense			5.9	5.9			(0.2)	(0.2)
Net (loss) / income for the period				(2.3)				3.2
Other segment information
Segment assets	150.5	207.6	44.5	402.6	146.8	190.6	54.1	391.5
Segment liabilities	(22.6)	(22.3)	(195.4)	(240.3)	(21.7)	(14.2)	(213.7)	(249.6)
Net assets / (liabilities)	127.9	185.3	(150.9)	162.3	125.1	176.4	(159.6)	141.9
Capital expenditure: Property, plant and equipment	0.6	2.4	—	3.0	1.0	4.0	—	5.0
Capital expenditure: Intangible assets	0.7	0.1	—	0.8	0.9	0.5	—	1.4

1.    Revenue and segmental analysis (continued)

	Twelve-month periods ended December 31, 2017				Twelve-month periods ended December 31, 2016
$M	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
Revenue
Segment revenue	220.2	221.6	—	441.8	225.8	189.1	—	414.9
Inter-segment revenue	—	(0.5)	—	(0.5)	—	(0.1)	—	(0.1)
Revenue to external customers	220.2	221.1	—	441.3	225.8	189.0	—	414.8
Result
Adjusted EBITDA	17.3	44.5	—	61.8	19.7	35.6	—	55.3
Other share-based compensation charges	(1.0)	(1.2)	—	(2.2)	(0.6)	(0.8)	—	(1.4)
Loss on disposal of property, plant and equipment	—	(0.1)	—	(0.1)	(0.1)	(0.1)	—	(0.2)
Depreciation and amortization	(7.6)	(11.4)	—	(19.0)	(7.6)	(10.8)	—	(18.4)
Trading profit – segment result	8.7	31.8	—	40.5	11.4	23.9	—	35.3
Profit on sale of redundant site	—	—	0.4	0.4	—	—	2.1	2.1
Changes to defined benefit pension plans	—	—	—	—	—	—	0.6	0.6
Restructuring and other expense	(6.6)	(12.7)	(2.3)	(21.6)	—	(2.2)	—	(2.2)
Operating profit / (loss)	2.1	19.1	(1.9)	19.3	11.4	21.7	2.7	35.8
Acquisitions and disposals	—	1.3	—	1.3	—	0.2	—	0.2
Net interest costs	—	—	(6.7)	(6.7)	—	—	(5.6)	(5.6)
IAS 19R retirement benefits finance charge	—	—	(1.8)	(1.8)	—	—	(2.1)	(2.1)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.2)	—	(0.2)	—	(0.4)	—	(0.4)
Profit / (loss) on operations before tax	2.1	20.2	(10.4)	11.9	11.4	21.5	(5.0)	27.9
Income tax expense			(0.4)	(0.4)			(6.0)	(6.0)
Net income for the period				11.5				21.9
Other segment information
Capital expenditure: Property, plant and equipment	3.5	5.7	—	9.2	6.5	10.0	—	16.5
Capital expenditure: Intangible assets	1.4	0.3	—	1.7	1.5	0.9	—	2.4

2.    Calculation of net debt

$M	December 31, 2017	December 31, 2016
Net debt is represented by:
Bank and other loans	(108.8)	(121.0)
Less:
Cash and cash equivalents	13.3	13.6
Add back:
Overdrafts	(4.2)	—
Cash held in escrow	(0.7)	—
Net debt at the end of the period	(100.4)	(107.4)

3.    Other income / (expense) items

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
a) Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	—	—	0.4	2.1
	—	—	0.4	2.1

b) Changes to defined benefit pension plans
Credited to operating profit:
Changes to defined benefit pension plan	—	0.6	—	0.6
	—	0.6	—	0.6

c) Restructuring and other expenses
(Charged) / credited to operating profit:
Rationalization of operations	(7.9)	(0.2)	(12.1)	(0.4)
Patent infringement litigation costs	(2.7)	(0.3)	(3.5)	(0.6)
Direct listing costs	(1.8)	—	(2.3)	—
Fixed asset impairments	(3.7)	—	(3.7)	—
Receivable impairment provision	—	—	—	(1.2)
	(16.1)	(0.5)	(21.6)	(2.2)

d) Acquisitions and disposals
(Charged) / credited to non-operating profit:
Merger and acquisition costs	(0.9)	(0.3)	(0.9)	(0.3)
Gain on bargain purchase	1.2	—	1.2	—
Re-measurement of deferred contingent consideration	1.0	0.5	1.0	0.5
	1.3	0.2	1.3	0.2

Profit on sale of redundant site
For the twelve-month period ended December 31, 2017, a credit of $0.4M was recognized in relation to a provision that has been released. The provision was held with regards to remediation works at the former Redditch site, which was sold during 2016 to a company that specializes in remediating contaminated land. Given the on-site remediation works were completed at the end of March 2017, it was appropriate to release the provision.
For the twelve-month period ended December 31, 2016, a profit of $2.1M was recognized in relation to the sale of the redundant Redditch site described above.
Changes to defined benefit pension plans
For the three-month and twelve-month period ended December 31, 2016, a net credit of $0.6M has been recognized in relation to deferred members in the U.S. pension plan being offered the option of a lump sum in respect of their benefits in the plan. The partial settlement of the pension liabilities resulted in a non-cash credit in the income statement of $0.6M.
Rationalization of operations
For the three-month period ended December 31, 2017, we incurred $7.9M of rationalization costs, of which $4.0M and $3.9M were incurred within the Gas Cylinders Division and Elektron Division respectively. $2.1M of the charge incurred in the Gas Cylinders Division related to the decision to discontinue our Advanced Oxygen Systems (AOS) product line and a further $1.0M in exiting our HEI business. Of the $3.9M incurred in the Elektron Division, $1.4M relates to the streamlining of our Magtech business, which includes a $1.2M write-down of land and buildings, and $0.6M related to an onerous communications contract. There has also been a group wide effort to reduce headcount and streamline management that has resulted in a $0.7M and $1.7M charge within the Gas Cylinders and Elektron Division respectively. Other rationalization costs of $0.4M has been incurred, split evenly between the two Divisions.

For the twelve-month period ended December 31, 2017, we incurred $12.1M of rationalization costs, of which $6.6M and $5.5M were incurred within the Gas Cylinders Division and Elektron Division respectively. Within the Gas Cylinders Division, $2.2M of the

charge related to the impairment of the investment in our associate, Sub 161 Pty Limited, $2.1M was in relation to the decision to discontinue our Advanced Oxygen System (AOS) product line and $1.0M in relation to exiting our HEI business. These were offset by a $0.4M credit relating to sales of inventory that was previously written down as part of the closure of our German operation in 2015. In the Elektron Division, $1.7M of the charge related to the rationalization of its Magtech operations and $0.6M related to an onerous communications contract. There has also been a group wide effort to reduce headcount and strip out layers of management, this has resulted in a $1.5M and $3.0M charge within the Gas Cylinders and Elektron Division respectively. Other rationalization costs of $0.4M has been incurred, split evenly between the two Divisions.
For the three-month and twelve-month periods ended December 31, 2016, we incurred $0.2M and $0.4M of costs, respectively, in relation to rationalization and similar expenses in the Elektron Division.
Patent-infringement litigation costs
For the three-month and twelve-month periods ended December 31, 2017, we incurred $2.7M and $3.5M of costs, respectively, within the Elektron Division in relation to a patent-infringement litigation against a competitor. $1.6M of the charge booked in the three-month periods ended December 31, 2017 relates to a settlement in relation to the aforementioned litigation, the remaining $1.1M and $1.9M respectively related to legal costs during the litigation.
For the three-month and twelve-month periods ended December 31, 2016, we incurred $0.3M and $0.6M, respectively, of costs, with regards to the same patent-infringement litigation.
Direct listing costs
For the three-month and twelve-month periods ended December 31, 2017, $1.8M and $2.3M, respectively, has been incurred in relation to professional fees in connection with our project of converting our ADR listing to a direct listing of our ordinary shares. The project was successfully implemented in December 2017.
Fixed asset impairments
For the three-month and twelve-month periods ended December 31, 2017, a charge of $3.7M has been recognized in relation to fixed asset impairments within the Elektron Division. $2.2M of this charge relates to our Czech business, $0.9M in relation to our North America business and $0.6m in relation to our U.K. business.
Receivable impairment provision
For the twelve-month periods ended December 31, 2016, we incurred an impairment charge of $1.2M on receivables in relation to the aerospace customer that entered Chapter 11 protection.
Merger and acquisition costs
For the three-month and twelve-month periods ended December 31, 2017, costs of $0.5M were incurred in relation to the acquisition of the Specialty Metals business of ESM Group Inc. In addition, as part of the acquisition, an environmental reserve has been set up for $0.4M, with funds placed in escrow, to clean up the low level chemical contamination on the land acquired.
For the three-month and twelve-month periods ended December 31, 2016, charges of $0.3M were recognized in the income statement in relation to costs incurred in relation to a potential acquisition that was aborted.
Gain on bargain purchase
For the three-month and twelve-month periods ended December 31, 2017 the Group acquired the trade and assets of the Specialty Metals business of ESM Group Inc., for a total consideration of $4.6m. The fair value of the net assets acquired has been assessed at $5.8M, resulting in negative goodwill of $1.2M.
Remeasurement of deferred contingent consideration
For the three-month and twelve-month periods ended December 31, 2017 and 2016, a credit of $1.0M and $0.5M, respectively, was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from past acquisitions. This related to the Elektron Division and specifically to the acquisition of Luxfer Magtech, where an element of deferred contingent consideration was no longer payable due to the acquired business failing to achieve a profit trigger as at December 31, 2017 and 2016.

4.    Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods presented, the most comparable IFRS measure.

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
Net (loss) / income for the period	(2.3)	3.2	11.5	21.9
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.4
Acquisitions and disposals	(1.3)	(0.2)	(1.3)	(0.2)
Amortization on acquired intangibles	0.3	—	1.2	1.0
IAS 19R retirement benefits finance charge	0.4	0.7	1.8	2.1
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Changes to the defined benefit pension plan	—	(0.6)	—	(0.6)
Restructuring and other expense	16.1	0.5	21.6	2.2
Other share-based compensation charges	1.0	0.3	2.2	1.4
Income tax thereon	(2.0)	(0.3)	(3.2)	(1.4)
Impact from U.S. tax reform	(6.0)	—	(6.0)	—
Adjusted net income	6.3	3.7	27.6	24.7

Add back / (deduct):
Impact from U.S. tax reform	6.0	—	6.0	—
Income tax thereon	2.0	0.3	3.2	1.4
Income tax (credit) / expense	(5.9)	0.2	0.4	6.0
Net interest costs	1.5	1.3	6.7	5.6
Loss on disposal of property, plant and equipment	0.1	0.2	0.1	0.2
Depreciation and amortization	4.9	4.5	19.0	18.4
Amortization on acquired intangibles	(0.3)	—	(1.2)	(1.0)
Adjusted EBITDA	14.6	10.2	61.8	55.3

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.
We evaluate our results of operations on both an as-reported basis and a constant exchange rate basis. The constant exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

5.    Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.
For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.
Following the decision to terminate Luxfer Holding PLC's ADS facility, each £0.50 ordinary share of Luxfer Holdings PLC are now listed and traded on the New York Stock Exchange (NYSE).
Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.
Management believe the use of non-GAAP financial measures such as adjusted earnings, as reconciled in the table below, per share more closely reflects the underlying earnings per share performance.

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
Basic earnings:
Net income for the period attributable to ordinary shareholders	(2.3)	3.2	11.5	21.9
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.4
Acquisitions and disposals	(1.3)	(0.2)	(1.3)	(0.2)
Amortization on acquired intangibles	0.3	—	1.2	1.0
IAS 19R retirement benefits finance charge	0.4	0.7	1.8	2.1
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Changes to defined benefit pension plan	—	(0.6)	—	(0.6)
Restructuring and other expense	16.1	0.5	21.6	2.2
Other share-based compensation charges	1.0	0.3	2.2	1.4
Income tax thereon	(2.0)	(0.3)	(3.2)	(1.4)
Impact from U.S. tax reform	(6.0)	—	(6.0)	—
Adjusted earnings	6.3	3.7	27.6	24.7
Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,495,919	26,420,537	26,460,947	26,443,662
Exercise of share options	660,169	213,255	541,223	270,997
For diluted earnings per share	27,156,088	26,633,792	27,002,170	26,714,659

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.24	$0.14	$1.04	$0.93
Unadjusted	$(0.09)	$0.12	$0.43	$0.83
Diluted
Adjusted	$0.23	$0.14	$1.02	$0.92
Unadjusted	$(0.08)	$0.12	$0.43	$0.82

The calculation of earnings per share is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly earnings per share amounts in any particular year-to-date period may not be equal to the earnings per share amount for the year-to-date period.

6.    Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.
The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at December 31, 2017.
The main reason for the decreased deficit at December 31, 2017, when compared to December 31, 2016, is a decrease in long-term UK inflation expectations, coupled with asset returns being higher than assumed. This is partially offset by decreases in corporate bond yields and a strengthening of the GBP sterling against the U.S. dollar.
The movement in the pension liability is shown below:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
Opening balance	50.3	87.8	66.5	58.9
Charged to the income statement	1.6	1.5	6.6	7.0
Lump sum settlement credit to the income statement	—	(0.6)	—	(0.6)
Cash contributions	(3.1)	(2.4)	(12.9)	(10.9)
(Credited) / charged to the statement of comprehensive income	5.9	(16.0)	(9.5)	21.7
Exchange difference	0.6	(3.8)	4.6	(9.6)
Closing balance	55.3	66.5	55.3	66.5

7.    Dividends paid and proposed

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
$M	2017	2016	2017	2016
Dividends declared and paid during the period:
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	—	—	—	3.4
Interim dividend paid May 4, 2016 ($0.125 per ordinary share)	—	—	—	3.3
Interim dividend paid August 3, 2016 ($0.125 per ordinary share)	—	—	—	3.3
Interim dividend paid November 2, 2016 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	—	—	3.3	—
Interim dividend paid May 3, 2017 ($0.125 per ordinary share)	—	—	3.3	—
Interim dividend paid August 2, 2017 ($0.125 per ordinary share)	—	—	3.3	—
Interim dividend paid November 1, 2017 ($0.125 per ordinary share)	3.4	—	3.4	—
	3.4	3.3	13.3	13.3

Dividends declared after December 31 (not recognized as a liability as at December 31):
Interim dividend declared and paid February 1, 2017 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend declared and paid February 7, 2018 ($0.125 per ordinary share)	3.4	—	3.4	—
	3.4	3.3	3.4	3.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: March 19, 2018

By: /s/ Jamie M. Savage
       Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer  Holdings PLC